UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 12)*

                   Under the Securities Exchange Act of 1934

                              LITTLE SWITZERLAND, INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  537528-10-1
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              May 1, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 537528-10-1

1    NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                           133,000
NUMBER OF      8     SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       133,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."


CUSIP No. 537528-10-1

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."


                                  SCHEDULE 13D

CUSIP No. 537528-10-1

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Steven Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     See Item 5

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                           48,000
NUMBER OF      8     SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       48,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3%

14   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."



                                  SCHEDULE 13D

CUSIP No. 537528-10-1

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     See Item 5

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                           1,788,692
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       1,788,692
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,788,692

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."



                                  SCHEDULE 13D

CUSIP No. 537528-10-1

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.H. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."



                                 SCHEDULE 13D

CUSIP No. 537528-10-1

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."


Item 1. Security and Issuer.

     This Amendment to the previously filed Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Little Switzerland, Inc. (the "Company"). The Company's principal executive offices are located at 161-B Crown Bay Cruise Ship Port, P.O. Box 930, St. Thomas, Virgin Islands.

Item 4. Purpose of Transaction.

It has come to the Reporting Persons' attention that certain agreements to which certain of the Reporting Persons are a party, were not included in the Reporting Perons' Schedule 13D filings, although otherwise properly announced and properly filed. These agreements are a Stockholder Agreement and an Investors Rights Agreement dated May 1, 2001.


Jewelcor Management Inc. ("JMI"), the Company and Tiffany & Co. International ("Tiffany's")agreed, pursuant to the terms of a Stockholder Agreement (a copy of which is included as Exhibit
99.1 hereto), that the number of seats on the Company's Board of Directors shall be fixed at five, two of which shall be designated by Tiffany's. One of the five Board seats shall be filled by JMI. One of the remaining two seats on the Board shall be occupied by the Company's Chief Executive Officer and the other shall be filled by a person who is not an officer or employee of the Company, who must be reasonably acceptable to Tiffany's and JMI and independent of any person or entity which beneficially owns in excess of 5% of the Company's Common Stock. The Stockholder Agreement also provides that Seymour Holtzman shall remain the Chairman of the Board of Directors through the 2002 annual meeting of the stockholders of the Company. The Stockholder
Agreement further provides that Tiffany's shall designate the Chairman of the Company's Audit Committee and the Company will establish a Compensation Committee consisting of three directors, one designated by JMI, one designated by Tiffany's and one who is independent of any person or entity which beneficially owns in excess of 5% of the Company Common Stock.

The Stockholder Agreement was originally filed by Tiffany's on May 10, 2001 in a Schedule 13D filing appearing in the SEC
Edgar system under Tiffany & Co. International, as the issuer.

In addition, in connection with the closing of the May 2001 investment transaction between the Company and Tiffany's, the Company also entered into an Investor's Rights Agreement with JMI (a copy of which is included as Exhibit 99.2 hereto). To facilitate the closing of the transaction between Tiffany's and the Company, JMI, pursuant to which, among other things, was granted certain rights, including the right to subscribe for its pro rata share of certain new issuances of equity securities by the Company. The Investor Rights Agreement was originally filed as Exhibit 4 to a current report on Form 8-K filed by the Company on May 30, 2001.

The foregoing is merely a brief summary of the Stockholder
Agreement and Investor Rights Agreement. The full text of each agreement is included as an Exhibit to this filing and incorporated by reference herein in its entirety.

Seymour Holtzman no longer shares voting power or shared dispositive power with respect to 48,000 shares of the Company's common stock with Steven Holtzman, who has sole voting and dispositive powerr with respect to such shares, a change inadvertantly omitted from prior amendments to this schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplementally amended as follows:

     As of January 11, 2002, the Reporting Persons, collectively, are the beneficial owners of 1,969,692 shares of Common Stock which amount represents approximately 12.0% of the Company's outstanding shares of Common Stock.

     As of January 11, 2002 JMI beneficially owns 1,788,692 shares of Common Stock which amount represents approximately 10.9% of the Company's outstanding shares of Common Stock.

     The responses of the Reporting Person's to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of Common Stock owned by JMI.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The description of the Stockholder Agreement and the Investor Rights Agreement set forth in item 4 are incorporated herein by reference.

In addition to the provisions described in Item 4, the Stockholder Agreement provides that if any stockholder party to the Stockholder Agreement enters into an agreement to sell some or all of its Common Stock, each of the other stockholders who are a party to the Stockholder Agreement has the right to include a proportional amount of their own Common Stock in such sale. The Stockholder Agreement further provides that if any stockholder party thereto receives a bona fide offer from a third party, other than an affiliate of that stockholder or an underwriter in connection with a public offering, to purchase some or all of its Common Stock, the stockholder receiving such an offer must first offer such shares of Common Stock to the other stockholders who are a party to the Stockholder Agreement on the same terms and conditions.

In addition to the provisions described in Item 4, which description is incorporated by reference, the Investor Rights Agreement provides among other things, that JMI will have the right to subscribe for its pro rata share of certain new issuances of equity securities by the Company.

The foregoing is merely a brief summary of the Stockholder Agreement and Investor Rights Agreement. The full text of each agreement is included as an Exhibit to this filing and should be read in their entirety.

Item 7. Material to be Filed as Exhibits.

    Exhibit 99.1:
Stockholder Agreement, dated as of May 1, 2001, among Tiffany & Co. International, Jewelcor Management, Inc.,
Seymour Holtzman and Little Switzerland, Inc.

    Exhibit 99.2:
Investor's Rights Agreement, dated May 1, 2001, among
Jewelcor Management, Inc., and Little Switzerland, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 11, 2002

                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           /s/ Steven Holtzman
                               Steven Holtzman

                           JEWELCOR MANAGEMENT, INC.
                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.
                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.
                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President